Exhibit 1

Media release

7 December 2005

Westpac named Australia’s most socially responsible company

Westpac is once again the only company in Australia and New Zealand to receive a AAA rating in the latest RepuTex Social Responsibility Ratings survey, for the third year in a row.

Each year RepuTex rates Australia’s Top 100 companies and New Zealand’s Top 20 companies, examining their activities and policies in four areas: Corporate Governance, Environmental Impact, Social Impact and Workplace Practices. Each company received a rating of either: AAA (outstanding), AA (high), A (satisfactory), B (low) C (very low) or D (inadequate)

The AAA rating follows a year where Westpac topped the Dow Jones Sustainability Index for the fourth year in a row and was named Corporate Social Responsibility Bank of the Year in The Banker Awards 2005.

In the RepuTex Rating Report, Westpac was noted particularly for its work in:

•                  Workplace Practices – adopting a strong commitment to diversity and sound work/life balance initiatives for employees, such as increasing paid parental leave from 6 weeks to 12 weeks;

•                  Corporate Governance – a commitment to sustainability both within Westpac and the wider community;

•                  Social Impact – best practice in the area of community investment and philanthropic support, with particular attention on Westpac’s extensive community partnerships focusing on the sharing of expertise with the non-profit sector and financial literacy programs;

•                  Environmental Impact – continually addressing issues related to environmental risk and ecological footprint, and the only Australian bank to sign the Equator Principles.

“It is extraordinary to receive the AAA rating once again, and to be the only company in Australia and New Zealand to do so. It is obvious from this, and our previous recognition in the Dow Jones Sustainability Index as the leading global bank for four years in a row, that Westpac is continuing to make progress in this area,” Westpac CEO, David Morgan said.

Ends.

For a copy of the RepuTex media release, or a full list of rated companies please visit www.reputex.com.au

Further Information

Mikeela Sinclair

Media Relations

Westpac Banking Corporation

Ph: 02 8253 1382 or 0414 409 080